# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Danaos Corporation, CIK 0001369241
CUSIP: Y1968P121
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, Piraeus, Greece (J3), 185 45
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001104659-10-044668
Filed by CIK 0001389182
Persons authorized to receive notices and communications: Finnbarr D. Murphy, Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10012, (212) 459-7257

## Reporting persons
- Danaos Investment Limited as Trustee of the 883 Trust (CIK 0001389182): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: personal funds (PF); sole voting power 9,338,502; shared voting power 0; sole dispositive power 9,338,502; shared dispositive power 0; aggregate amount beneficially owned 9,338,502 (49.4% of the class)
- John Coustas: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 9,338,502; shared voting power 0; sole dispositive power 9,338,502; shared dispositive power 0; aggregate amount beneficially owned 9,338,502 (49.4% of the class)
  Comment: These shares of Common Stock are held by Danaos Investment Limited as Trustee of the 883 Trust ("DIL"), which has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 9,338,502 shares of Common Stock. This does not necessarily imply economic ownership of the securities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Danaos Corporation
Address of issuer's principal executive offices: c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, Piraeus, Greece (J3), 185 45
Comment:
This Amendment No. 7 to the Statement on Schedule 13D originally filed on August 16, 2010, as amended by Amendment No. 1 on August 14, 2018, Amendment No. 2 on December 2, 2019, Amendment No. 3 on September 14, 2021, Amendment No. 4 on April 15, 2022, Amendment No. 5 on November 15, 2023 and Amendment No. 6 on November 13, 2024 (the "Statement"), ) relates to the common stock, par value $0.01 per share ("Common Stock"), of Danaos Corporation, a Marshall Islands corporation (the "Company"), and is being filed by (i) Danaos Investment Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales ("DIL"), and (ii) Dr. John Coustas ("Dr. Coustas" and, together with DIL as Trustee of the 883 Trust, the "Reporting Persons").

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by adding the following paragraph prior to the last paragraph of Item 3:

See the responses to Items 4, 5 and 6, which are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by adding the following paragraphs to the end of Item 4:

This Amendment No. 7 is being filed to update the percentage of outstanding Common Stock of the Company beneficially owned by the Reporting Persons to reflect repurchases by the Company under the Company's common stock repurchase program.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated to read as follows:

DIL, as Trustee of the 883 Trust, is the owner of 9,338,502 shares of Common Stock, which represents 49.4% of the outstanding shares of Common Stock. DIL, as Trustee of the 883 Trust, has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, or has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 9,338,502 shares of Common Stock. This does not necessarily imply economic ownership of the securities.

Iraklis Prokopakis beneficially owns 200,270 shares of Common Stock, or approximately 1.1% of the outstanding shares of Common Stock. He has sole voting and dispositive power with respect to such shares.

Evangelos Chatzis beneficially owns 73,000 shares of Common Stock, or less than 1.0% of the outstanding shares of Common Stock. He has sole voting and dispositive power with respect to such shares.

(a) See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Amendment.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Amendment.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Amendment.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Amendment.
Transactions in the class effected during the past sixty days: No transactions in the Company's Common Stock by the Reporting Persons and the Shareholder Directors were effected in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investment Limited, as Trustee of the 883 Trust. Each of the Shareholder Directors has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock that he owns.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended by adding the following paragraph.

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated as of January 16, 2025, between Dr. John Coustas and Danaos Investment Limited as the Trustee of the 883 Trust

## Signatures
- Danaos Investment Limited as Trustee of the 883 Trust: /s/ Iraklis Prokopakis, IRAKLIS PROKOPAKIS / Director (01/16/2025)
- Danaos Investment Limited as Trustee of the 883 Trust: /s/ Evangelos Chatzis, EVANGELOS CHATZIS / Director (01/16/2025)
- John Coustas: /s/ John Coustas, JOHN COUSTAS (01/16/2025)